UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number No. 0-15846

First Health Group Corp.

(Exact name of registrant as specified in its charter)

3200 Highland Avenue, Downers Grove, IL 60515-1223 (630) 737-7900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: One

     This form is filed by Coventry Merger Sub Inc., a wholly owned subsidiary of Coventry Health Care, Inc., in connection and pursuant to the merger of First Health Group Corp. with and into Coventry Merger Sub Inc. with Coventry Merger Sub Inc. being the surviving corporation, to indicate that First Health Group Corp. will no longer be required to file reports under the Securities Act of 1934, as amended.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Coventry Merger Sub Inc., a Delaware corporation and the successor by merger to First Health Group Corp., a Delaware corporation, has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date: January 28, 2005	By:	/s/ Dale B. Wolf
		Name:	Dale B. Wolf
		Title:	President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.